Exhibit 99.(h)(1)

FUND ADMINISTRATION AND ACCOUNTING AGREEMENT

THIS AGREEMENT is made as of _____________________ by and between each Trust listed on the signature page hereto (each a “Fund”, and collectively the “Funds” as applicable) and The Bank of New York Mellon, a New York corporation authorized to do a banking business (“BNY”).

W I T N E S S E T H :

WHEREAS, each Fund is an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, each Fund desires to retain BNY to provide for the portfolios identified on Exhibit A hereto (each, a “Series”) the services described herein, and BNY is willing to provide such services, all as more fully set forth below;

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereby agree as follows:

1.	Definitions.

Whenever used in this Agreement, unless the context otherwise requires, the following words shall have the meanings set forth below:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1940 Act” means the Investment Company Act of 1940, as amended.

“Applicable Authorities” means all laws applicable to each Fund, each Series or BNY, including without limitation the Securities Laws and all other applicable rules, regulations, official interpretations and guidance of a regulatory entity or agency having jurisdiction over the Fund or BNY.

“Authorized Person” shall mean each person, whether or not an officer or an employee of a Fund, duly authorized by the Board to execute this Agreement and to give Instructions on behalf of such Fund as set forth in Exhibit B hereto and each Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto. From time to time each Fund may deliver a new Exhibit B to add or delete any person and BNY shall be entitled to rely on the last Exhibit B received by BNY.

“BNY Affiliate” shall mean any office, branch, or subsidiary of The Bank of New York Mellon Corporation.

“Board” shall mean a Fund’s board of directors, board of trustees, general partner or manager, as applicable.

“Confidential Information” shall have the meaning given in Section 22 of this Agreement.

“Documents” shall mean such other documents, including but not limited to, Board resolutions, including resolutions of the Fund’s Board authorizing the execution, delivery and performance of this Agreement by the Fund, and opinions of outside counsel, as BNY may reasonably request, in writing, from time to time, in connection with its provision of services under this Agreement.

"Instructions" shall mean Oral Instructions or written communications actually received by BNY by S.W.I.F.T., tested telex, letter, facsimile transmission, or other method or system specified by BNY as available for use in connection with the services hereunder, from an Authorized Person or person believed in good faith to be an Authorized Person.

“Investment Advisor” shall mean the entity identified by the Funds to BNY as the entity having investment responsibility with respect to the Funds.

“Net Asset Value” shall mean the per share value of a Fund, calculated in the manner described in the Funds’ Offering Materials.

“Offering Materials” shall mean the Funds’ currently effective prospectus, statement of additional information, and most recently filed registration statement with the SEC relating to shares of the Fund, each as amended, restated or supplemented from time to time.

“Organizational Documents” shall mean certified copies of a Fund’s agreement and declaration of trust, articles of incorporation, certificate of incorporation, certificate of formation or organization, certificate of limited partnership, bylaws, limited partnership agreement, memorandum of association, limited liability company agreement, operating agreement, confidential offering memorandum, material contracts, Offering Materials, all SEC exemptive orders issued to a Fund, required filings or similar documents of formation or organization, as applicable, delivered to and received by BNY.

“Oral Instructions” shall mean oral instructions received by BNY under permissible circumstances reasonably specified by BNY, in writing to the Funds, or otherwise acceptable to BNY in its sole discretion, as being from an Authorized Person or person reasonably believed in good faith by BNY to be an Authorized Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means the 1933 Act, the 1934 Act and the 1940 Act.

“Shares” means the shares of beneficial interest of any series or class of the Fund.

2.      Appointment.

Each Fund hereby appoints BNY as its agent for the term of this Agreement to perform the services described herein. BNY hereby accepts such appointment and agrees to perform the duties hereinafter set forth. BNY undertakes to comply with all applicable requirements of Applicable Authorities having jurisdiction over BNY by virtue of the services BNY is providing to the Fund and Series hereunder.

3.      Representations and Warranties.

(I) Each Fund hereby represents and warrants to BNY, which representations and warranties shall be deemed to be continuing, that:

(a)       It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(b)       This Agreement has been duly authorized, executed and delivered by such Fund in accordance with all requisite action of the Board and constitutes a valid and legally binding obligation of such Fund, enforceable in accordance with its terms;

(c)       The Fund’s Investment Advisor is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification;

(d)       It is conducting its business in material compliance with all applicable laws and regulations, both state and federal, has made and will continue to make all necessary filings including tax filings and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; there is no statute, regulation, rule, order or judgment binding on it and no provision of its Organizational Documents, nor of any mortgage, indenture, credit agreement or other contract binding on it or affecting its property which would prohibit its execution or performance of this Agreement;

(e)       The method of valuation of securities and the method of computing the Net Asset Value shall be as set forth in the Offering Materials of the Funds. To the extent the performance of any services described in Schedule I attached hereto by BNY in accordance with the then effective Offering Materials for the Fund would violate any applicable laws or regulations, the Fund shall reasonably promptly so notify BNY in writing and thereafter shall either furnish BNY with the appropriate values of securities, net asset value or other computation, as the case may be, or, instruct BNY in writing to value securities and/or compute Net Asset Value or other computations in a manner the Fund specifies in writing, and either the furnishing of such values or the giving of such instructions shall constitute a representation by the Fund that the same is consistent with all applicable laws and regulations and with its Offering Materials, all subject to confirmation by BNY as to its capacity to act in accordance with the foregoing;

(f)       The terms of this Agreement, the fees and expenses associated with this Agreement and any benefits accruing to BNY or to the Investment Advisor to or sponsor of a Fund in connection with this Agreement, including but not limited to any [fee waivers, conversion cost reimbursements, upfront payments, signing payments or periodic payments] made or required to be made by BNY to such Investment Advisor or sponsor or any affiliate of a Fund relating to this Agreement have been fully disclosed to the Board of each Fund and that, if required by applicable law, such Board has approved or will approve the terms of this Agreement, any such fees and expenses and any such benefits;

(f)       Each person named on Exhibit B hereto is duly authorized by such Fund to be an Authorized Person hereunder;

(g)       It has implemented, and is acting in accordance with, procedures reasonably designed to ensure that it will disseminate to all market participants, other than Authorized Participants (as defined in its Prospectus and Statement of Additional Information), each calculation of net asset value provided by BNY hereunder to Authorized Participant at the time BNY provides such calculation to Authorized Participants; and

(h)       Without limiting the provisions in Section 22 herein, the Fund shall treat as confidential the terms and conditions of that certain fee agreement between the Fund and BNY and shall not disclose the terms of such fee agreement nor authorize disclosure thereof to any other person, except (i) to its employees, regulators, examiners, internal and external accountants, auditors, and counsel, (ii) for a summary description of this Agreement in the Offering Materials with the prior written approval of BNY, (iii) to any other person when required by a court order or legal process, or (iv) whenever advised by its counsel that it would be liable for a failure to make such disclosure. The Fund shall instruct its employees, regulators, examiners, internal and external accountants, auditors, and counsel who may be afforded access to such information of the Fund’s obligations of confidentiality hereunder; and

(i)       The Fund shall promptly notify BNY in writing of any and all legal proceedings or securities investigations filed or commenced against any Fund, the Investment Advisor or the Board which, in the reasonable opinion of the Fund and its counsel, could have a material impact on BNY’s provision of the services or its reputation.

(II) BNY hereby represents and warrants to each Fund, which representations and warranties shall be deemed to be continuing, that:

(a)       It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(b)       It is conducting its business in material compliance with laws and regulations applicable to the services provided hereunder, both state and federal; has made and will continue to make all necessary filings including tax filings and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; there is no statute, regulation, rule, order or judgment binding on it; and no provision of its charter or by-laws, nor of any mortgage, indenture, credit agreement or other contract binding on it or affecting its property that would prohibit its execution or performance of this Agreement;

(c)       It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement;

(d)       No legal or administrative proceedings have been instituted or threatened which would impair BNY’s ability to perform its duties and obligations under this Agreement;

(e)       Its entrance into this Agreement shall not cause a material breach or be in material conflict with any other agreement or obligation of BNY or any law or regulation applicable to it;

(f)        This Agreement has been duly authorized, executed and delivered by BNY in accordance with all requisite action and constitutes a valid and legally binding obligation of

BNY, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, creditors’ rights or equitable principles.

4.      Delivery of Documents.

Each Fund shall promptly provide, deliver, or cause to be delivered from time to time, to BNY the Fund’s Organizational Documents, a copy of any and all SEC exemptive orders issued to the Fund and Documents and other materials used in the distribution of Shares and all amendments thereto as may be necessary for BNY to perform its duties hereunder. BNY shall not be deemed to have notice of any information (other than information supplied by BNY) contained in such Organizational Documents or Documents or other materials until they are actually received by BNY.

5.      Duties and Obligations of BNY.

(I)            Subject to the direction and control of each Fund’s Board and the provisions of this Agreement, BNY shall provide to each Fund the administrative services and the valuation and computation services listed on Schedule I attached hereto.

(II)              In performing hereunder, BNY shall provide, at its expense, office space, facilities, equipment and personnel.

(III)           BNY shall not provide any services relating to the management, investment advisory or sub-advisory functions of any Fund, distribution of shares of any Fund, maintenance of any Fund’s financial records or other services normally performed by the Funds’ respective counsel or independent auditors and the services provided by BNY do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Fund or any other person, and each Fund acknowledges that BNY does not provide public accounting or auditing services or advice and will not be making any tax filings, or doing any tax reporting on its behalf, other than those specifically agreed to hereunder or separately agreed in writing among the Parties. The scope of services provided by BNY under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable, unless the parties hereto expressly agree in writing to any such increase in the scope of services.

(IV)          BNY shall, no more than once in a rolling 12 month period, and upon request, (i) provide a copy of its most recent SSAE-18 or equivalent external audit report to the Fund, which the Fund may disclose solely to its internal or external auditors that are subject to written confidentiality obligations to use reasonable care to safeguard the report and prohibit disclosure to any third party and use for any purpose other than evaluating BNY’s security controls; (ii) engage a third party provider to perform penetration testing of the BNY systems used to provide the services and provide the Fund, upon request, confirmation of such testing; and (iii) participate in the Fund’s reasonable due diligence information security questionnaire process.

(V)             Nothing in this Agreement shall limit or restrict BNY, any BNY Affiliate or any officer or employee thereof from acting for or with any third parties, and providing services similar or identical to same or all of the services provided hereunder.

(VI)          BNY may apply to an Authorized Person of any Fund for Instructions with respect to any matter arising in connection with BNY’s performance hereunder for such Fund, and BNY shall not be liable for any action taken or omitted to be taken by it in good faith without negligence or willful misconduct in accordance with such Instructions. Such application for Instructions may, at the option of BNY, set forth in writing any action proposed to be taken or omitted to be taken by BNY with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken, and BNY shall not be liable for any action taken or omitted to be taken in accordance with a proposal included in any such application on or after the date specified therein unless, prior to taking or omitting to take any such action, BNY has received Instructions from an Authorized Person in response to such application specifying the action to be taken or omitted.

(VII)        BNY may consult with counsel to the appropriate Fund, or its own counsel, and may rely on and shall be fully protected with respect to anything done or omitted to be done by it, in good faith, with respect the advice or opinion of such counsel.

(VIII)     Notwithstanding any other provision contained in this Agreement or Schedule I attached hereto, BNY shall have no duty or obligation to determine, or advise or notify any Fund of: (i) the taxable nature of any distribution or amount received or deemed received by, or payable to, a Fund, (ii) the taxable nature or effect on a Fund or its shareholders of any corporate actions, class actions, tax reclaims, tax refunds or similar events, (iii) the taxable nature or taxable amount of any distribution or dividend paid, payable or deemed paid, by a Fund to its shareholders; or (iv) the effect under any federal, state, or foreign income tax laws of a Fund making or not making any distribution or dividend payment, or any election with respect thereto. Further, BNY is not responsible for the identification of securities requiring U.S. tax treatment that differs from treatment under U.S. generally accepted accounting principles. BNY is solely responsible for processing such securities, as identified by the Fund or its Authorized Persons, in accordance with U.S. tax laws and regulations.

(IX)          BNY shall have no duties or responsibilities whatsoever except such duties and responsibilities as are specifically and expressly set forth in this Agreement and Schedule I.

(X)             BNY, in performing the services required of it under the terms of this Agreement, shall be entitled to rely fully on the accuracy and validity of any and all Instructions, explanations, information, specifications, Documents and documentation furnished to it by a Fund and shall have no duty or obligation to review the accuracy, validity or propriety of such Instructions, explanations, information, specifications, Documents or documentation, including, without limitation, evaluations of securities; the amounts or formula for calculating the amounts and times of accrual of Funds’ or Series’ liabilities and expenses; the amounts receivable and the amounts payable on the sale or purchase of securities; and amounts receivable or amounts payable for the sale or redemption of Fund Shares effected by or on behalf of a Fund.  In the event BNY’s computations hereunder rely, in whole or in part, upon information, including, without limitation, bid, offer or market values of securities or other assets, or accruals of interest or earnings thereon, from a pricing or similar service utilized, or subscribed to, by BNY which the Fund directs BNY to utilize, and which BNY in its reasonable judgment deems reliable, BNY shall not be responsible for, under any duty to inquire into, or deemed to make any assurances with respect to, the accuracy or completeness of such information. Without limiting the generality of the foregoing, BNY shall not be required to inquire into any valuation of securities or other assets by a Fund or any third party described in this sub-section (X) even though BNY in performing services similar to the services provided pursuant to this Agreement for others may receive different valuations of the same or different securities of the same issuers.

(XI)          BNY, in performing the services required of it under the terms of this

Agreement, shall not be responsible for determining whether any interest accruable to a Fund is or will be actually paid, but will accrue such interest until otherwise instructed by such Fund.

(XII)        BNY shall not be responsible for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) which occurring directly or indirectly by reason of circumstances beyond its reasonable control in the performance of its duties under this Agreement including, without limitation, work stoppages beyond BNY’s control, mechanical breakdowns, flood or catastrophe, acts of God or of a public enemy, failures of transportation, interruptions, loss, or malfunctions of utilities, action or inaction of civil or military authority, national emergencies, war, terrorism, riot, sabotage, non-performance by a third party, failure of the mails, communications, computer (hardware or software) services, or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the above. Nor shall BNY be responsible for delays or failures to supply the information or services specified in this Agreement where such delays or failures are caused by the failure of any person(s) other than BNY to supply any instructions, explanations, information, specifications or documentation deemed necessary by BNY in the performance of its duties under this Agreement. In the event that a Fund reasonably believes that the occurrence of any such event described in the previous paragraphs will substantially prevent, hinder or delay performance of the services contemplated by this Agreement for more than five (5) consecutive business days, the Fund may take commercially reasonable actions to mitigate the impact of such services not being provided, including, but not limited to, at the Fund’s expense, contracting with another service provider to provide such services during such period; provided, that the Fund shall consult with BNY in good faith in connection with any such mitigation and BNY shall provide the Fund reasonable assistance in good faith in connection therewith; provided, further, that BNY shall resume providing, and the Fund shall pay for, such services when BNY resumes providing them. Notwithstanding anything set forth in this Section 5(XII), (a) in no event shall the Fund be obligated to pay any fees under this Agreement to BNY with respect to any services not actually provided during any event described in this Section 5(XII), and (b) the Fund shall have no responsibility to pay BNY for services temporarily performed by a third party service provider.

(XIII)     In the event of equipment failure, work stoppage, governmental action, communication disruption or other impossibility of performance beyond BNY’s control, BNY shall take reasonable steps to minimize service interruptions. BNY will implement business resiliency and disaster recovery plans designed to minimize interruptions of services and ensure recovery of systems and applications used to provide the services. Such plans shall cover the facilities, systems, applications and employees that are critical to the provision of the services and specify recovery time and recovery point objectives. BNY will regularly review such plans and at least once per year will conduct independent third party testing of same, attestations of which will be provided to the Funds upon request.

(XIV)     BNY shall not be responsible for delays or failures to supply the information or services specified in this Agreement where such delays or failures are caused by the failure of any Authorized Person to supply any instructions, explanations, information, specifications or documentation deemed necessary by BNY in the performance of its duties under this Agreement.

6.      Duties and Obligations of the Funds.

(I)    Each Fund shall cause its officers, advisors, sponsor, distributor, legal counsel, independent accountants, current administrator (if any), transfer agent, and any other service provider to cooperate with BNY and to provide BNY, upon written request, with such information, documents and advice relating to such Fund as is within the possession or knowledge of such persons, and which in the opinion of BNY, is necessary in order to enable BNY to perform its duties hereunder. In connection with its duties hereunder, BNY shall not be responsible for, under any duty to inquire into, or be deemed to make any assurances with respect to the accuracy, validity or propriety of any information, documents or advice provided to BNY by any of the aforementioned persons. BNY shall not be liable for any loss, damage or expense resulting from or arising out of the failure of the Fund to cause any information, documents or advice to be provided to BNY as provided herein and shall be held harmless by each Fund when acting in reliance upon such information, documents or advice relating to such Fund. All fees or costs charged by such persons shall be borne by the appropriate Fund. In the event that any services performed by BNY hereunder may rely, in whole or in part, upon information obtained from a third party service utilized or subscribed to by BNY which BNY in its reasonable judgment deems reliable, BNY shall not have any responsibility or liability for, under any duty to inquire into, or deemed to make any assurances with respect to, the accuracy or completeness of such information.

(II)  Each Fund shall furnish BNY with any and all instructions, explanations, information, specifications and documentation deemed necessary or requested by BNY in the performance of its duties hereunder, including, without limitation, the amounts or written formula for calculating the amounts and times of accrual of Fund liabilities and expenses, and the value of any securities lending related collateral investment account(s). BNY shall not be required to include as Fund liabilities and expenses, nor as a reduction of net asset value, any accrual for any federal, state, or foreign income taxes unless the Fund shall have specified to BNY in Instructions the precise amount of the same to be included in liabilities and expenses or used to reduce net asset value. Each Fund shall also furnish BNY with bid, offer, or market values (or fair values calculated pursuant to procedures adopted by the Fund) of securities if BNY notifies such Fund that same are not available to BNY from a security pricing or similar service utilized, or subscribed to, by BNY which the Fund directs BNY to utilize, and which BNY in its reasonable judgment deems reliable at the time such information is required for calculations hereunder. At any time and from time to time, the Fund also may furnish BNY with bid, offer, or market values (or fair values calculated pursuant to procedures adopted by the Fund) of securities and instruct BNY in Instructions to use such information in its calculations hereunder. BNY shall at no time be required or obligated to commence or maintain any utilization of, or subscriptions to, any securities pricing or similar service. In no event shall BNY be required to determine, or have any obligations with respect to, whether a market price represents any fair or true value, nor to adjust any price to reflect any events or announcements, including, without limitation, those with respect to the issuer thereof, it being agreed that all such determinations and considerations shall be solely for the Fund.

7.      Allocation of Expenses.

Except as otherwise provided herein, all customary, reasonable, and necessary costs and expenses arising or incurred in connection with the performance of this Agreement shall be paid by the appropriate Fund, including but not limited to, organizational costs and costs of maintaining corporate existence, taxes, interest, brokerage fees and commissions, insurance premiums, compensation and expenses of such Fund’s trustees, directors, officers or employees, legal, accounting and audit expenses, management, advisory, sub-advisory, administration and shareholder servicing fees, charges of custodians, transfer and dividend disbursing agents, expenses (including clerical expenses) incident to the issuance, redemption or repurchase of Fund shares or membership interests, as applicable, fees and expenses incident to the registration or qualification under the Securities Laws, state or other applicable securities laws of the Fund or its shares or membership interests, as applicable, costs (including printing and mailing costs) of preparing and distributing Offering Materials, reports, notices and proxy material to such Fund’s shareholders or members, as applicable, all expenses incidental to holding meetings of such Fund’s trustees, directors and shareholders, and extraordinary expenses as may arise, including litigation affecting such Fund and legal obligations relating thereto for which the Fund may have to indemnify its trustees, directors, officers, managers, and/or members, as may be applicable.

8.      Portfolio Compliance Services.

(I)                If Schedule I contains a requirement for BNY to provide the Fund with portfolio compliance services, such services shall be provided pursuant to the terms of this Section 8 (the “Portfolio Compliance Services”). The precise compliance review and testing services to be provided shall be as directed by each Fund and as mutually agreed between BNY and such Fund, and the results of BNY’s Portfolio Compliance Services shall be detailed in a portfolio compliance summary report (the “Compliance Summary Report”) prepared on a periodic basis as mutually agreed. Each Compliance Summary Report shall be subject to review and approval by the Fund. If mutually agreed upon in connection with BNY’s performance of Portfolio Compliance Services, BNY shall identify portfolio limitations described in a Fund’s Offering Materials and monitor such Fund’s compliance on a post-trade basis with such portfolio limitations specifically described therein or otherwise in accordance with Instructions, in each case, in accordance with this Section 8. BNY shall have no responsibility or obligation to provide Portfolio Compliance Services other that those services specifically listed in Schedule I.

(II)              The Fund will examine each Compliance Summary Report delivered to it by BNY and notify BNY of any error, omission or discrepancy within ten (10) business days of its receipt. The Fund agrees to notify BNY promptly in writing if it fails to receive any such Compliance Summary Report. The Fund further acknowledges that unless it notifies BNY of any error, omission or discrepancy within ten (10) business days of receipt of the Compliance Summary Report, such Compliance Summary Report shall be deemed final and shall not be reissued. In addition, if the Fund learns of any out-of-compliance condition before receiving a Compliance Summary Report reflecting such condition, the Fund will notify BNY of such condition within two (1) business day after discovery thereof.

(III)           While BNY will endeavor to identify out-of-compliance conditions, BNY does not and could not for the fees charged, make any guarantees, representations or warranties with respect to its ability to identify all such conditions. In the event of any errors or omissions in the performance of Portfolio Compliance Services, the Fund’s sole and exclusive remedy and BNY’s sole liability shall be limited to re-performance by BNY of the Portfolio Compliance Services affected and in connection therewith the correction of any error or omission, if practicable and the preparation of a corrected report, at no cost to the Fund.

9.      Rule 38a-1 and Regulatory Administration Services.

(I)                If Schedule I contains a requirement for BNY to provide the Fund with compliance support services related to Rule 38a-1 promulgated under the 1940 Act and/or Regulatory Administration services, such services shall be provided pursuant to the terms of this Section 9 (such services, collectively hereinafter referred to as the “Regulatory Support Services”).

(II)              Notwithstanding anything in this Agreement to the contrary, the Regulatory Support Services provided by BNY under this Agreement are administrative in nature and do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Fund or any other person.

(III)           All work product produced by BNY in connection with its provision of Regulatory Support Services under this Agreement is subject to review and approval by the Fund and by the Fund’s legal counsel. The Regulatory Support Services performed by BNY under this Agreement will be at the request and direction of the Fund and/or its chief compliance officer (the “Fund’s CCO”), as applicable. BNY disclaims liability to the Fund, and the Fund is solely responsible, for the selection, qualifications and performance of the Fund’s CCO and the adequacy and effectiveness of the Fund’s compliance program.

10.  Standard of Care; Indemnification.

(I)         In performing its duties under this Agreement, BNY will exercise the reasonable care, prudence, expertise and diligence that a professional fund administrator providing the same services to registered exchanged traded funds, such as the Fund, would observe in these affairs taking into account the prevailing rules, practices, procedures and circumstances in the relevant market (“Standard of Care”).

(II)      Subject always to Section 10(V) below and except as otherwise provided herein, BNY and any BNY Affiliate shall not be liable for any costs, expenses, damages, liabilities or claims (including attorneys’ and accountants’ fees) incurred by or asserted against a Fund, except those costs, expenses, damages, liabilities or claims, arising out of BNY’s or such BNY Affiliate’s negligence, bad faith or willful misconduct. In no event shall BNY or any BNY Affiliate be liable to any Fund or any third party for any special, indirect or consequential damages, or lost profits or loss of business, arising under or in connection with this Agreement, even if previously informed of the possibility of such damages and regardless of the form of action. BNY and any BNY Affiliate providing services hereunder shall not be liable for any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, resulting from, arising out of, or in connection with its performance hereunder, including its actions or omissions, the incompleteness or inaccuracy of any specifications or other information furnished by the Fund, or for delays caused by circumstances beyond BNY’s control, unless such loss, damage or expense arises out of BNY’s bad faith, negligence or willful misconduct.

(III)    Each Fund, severally and not jointly, shall indemnify and hold harmless BNY and any BNY Affiliate providing services hereunder from and against any and all costs, expenses, damages, liabilities and claims (including claims asserted by a Fund), and reasonable attorneys’ and accountants’ fees relating thereto, which are sustained or incurred or which may be asserted against BNY or any BNY Affiliate providing services hereunder, by reason of or as a result of any action taken or omitted to be taken by BNY or any BNY Affiliate without bad faith, gross negligence, or willful misconduct, or in reliance upon (i) any law, act, regulation or interpretation of the same even though the same may thereafter have been altered, changed, amended or repealed, (ii) such Fund’s Offering Materials or Documents (excluding information provided by BNY), (iii) any Instructions, or (iv) any opinion of legal counsel for such Fund or BNY, or arising out of transactions or other activities of such Fund which occurred prior to the commencement of this Agreement; provided, that no Fund shall indemnify BNY nor any BNY Affiliate for costs, expenses, damages, liabilities or claims for which BNY or any BNY Affiliate is liable under the preceding sub-section. This indemnity shall be a continuing obligation of each Fund, its successors and assigns notwithstanding the termination of this Agreement. Without limiting the generality of the foregoing, each Fund, severally and not jointly, shall indemnify BNY and any BNY Affiliate providing services hereunder against and save BNY and any BNY Affiliate harmless from any loss, damage or expense, including counsel fees and other costs and expenses of a defense against any claim or liability, arising from any one or more of the following:

(a)       Errors in records or instructions, explanations, information, specifications or documentation of any kind, as the case may be, supplied to BNY by any third party described above or by or on behalf of a Fund;

(b)       Action or inaction taken or omitted to be taken by BNY or any BNY Affiliate pursuant to Instructions of the Fund or otherwise without negligence, bad faith or willful misconduct;

(c)       Any action taken or omitted to be taken by BNY in good faith in accordance with the advice or opinion of counsel for a Fund or its own counsel;

(d)       Any use in violation of Applicable Authorities or other improper use by a Fund or its agents, distributor or investment advisor of any valuations or computations supplied by BNY pursuant to this Agreement;

(e)       The method of valuation of the securities and the method of computing each Series’ net asset value; or

(f)       Any valuations of securities, other assets, or the net asset value provided by a Fund.

(IV)    Actions taken or omitted in reliance on Instructions or upon any information, order, indenture, stock certificate, membership certificate, power of attorney, assignment, affidavit or other instrument reasonably believed by BNY in good faith to be from an

Authorized Person, or upon the opinion of legal counsel for a Fund or its own counsel, shall be conclusively presumed to have been taken or omitted in good faith.

(V)    Subject to the limitations of liability contained in this Agreement, including, without limitation, this Section 10, BNY shall indemnify and hold the Fund harmless from and against any and all direct losses, damages, costs and charges (“Liabilities”), in each case, which are incurred by the Fund as the direct result of BNY’s negligence, bad faith, fraud, reckless disregard of its duties hereunder, willful misconduct or failure to perform its obligations under this Agreement in accordance with the Standard of Care; provided, however, BNY shall not indemnify a Fund for any Liabilities arising out of the Fund’s negligence, bad faith, fraud, reckless disregard of its duties hereunder, or willful misconduct.

(VI)    Notwithstanding the foregoing or any other provision in this Agreement or applicable law to the contrary and except as may be agreed upon in writing by the parties, BNY and each Fund agree that to the extent that BNY or any BNY Affiliate providing services hereunder would otherwise be liable hereunder, in no event shall BNY’s and such BNY Affiliate’s total maximum aggregate liability under this Agreement, whether based on a claim in contract or in tort, law or equity, for any reason and upon any cause of action whatsoever, exceed twelve (12) months’ fees (based on the fees paid by the applicable Fund for the services provided pursuant to this Agreement during the preceding 12 month period immediately preceding the event giving rise to the Loss) (the “Damage Cap”); provided, however, the Damage Cap shall not apply to those Losses which are caused by BNY’s or such BNY Affiliate’s gross negligence, willful misconduct, or fraud.

11.  Compensation.

For the services provided hereunder, each Fund agrees to pay BNY such compensation as is mutually agreed to in writing by each Fund and BNY from time to time and such reasonable out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, record retention costs, reproduction charges and transportation and lodging costs) as are incurred by BNY in performing its duties hereunder. Except as hereinafter set forth, compensation shall be calculated and accrued daily and paid monthly. Each Fund authorizes BNY to debit such Fund’s custody account for all amounts due and payable hereunder. BNY shall deliver to each Fund invoices for services rendered promptly after debiting such Fund’s custody account with an indication that payment has been made. Upon termination of this Agreement before the end of any month, the compensation for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable within sixty (60) days after the receipt of the invoice for services through the effective date of termination of this Agreement. For the purpose of determining compensation payable to BNY, each Fund’s net asset value shall be computed at the times and in the manner specified in the Fund’s Offering Materials.

Notwithstanding the foregoing, BNY agrees that pursuant to separate contractual arrangements between the Funds and Baillie Gifford Overseas Limited (“BGOL”), the Funds’ investment adviser, BGOL may pay some or all of the amounts due and payable by the Funds under this Agreement on behalf of the Funds. BNY further agrees that the Funds’ payment obligations hereunder may be satisfied by BGOL, provided that such payment by BGOL is equal to or greater than the amount due and payable by the Funds under this Agreement. Nothing herein shall be construed to limit the Funds’ ultimate responsibility for amounts due and payable under this Agreement in the event BGOL does not make such payment.

12.  Records; Visits.

(I)         The books and records pertaining to each Fund and such Fund’s Series which are in the possession or under the control of BNY shall be the property of the Fund. The Fund and Authorized Persons shall have access to such books and records at all times during BNY’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by BNY to the Fund or to an Authorized Person, at the Fund’s expense.

(II)       BNY shall keep all books and records with respect to each Series’ books of account, records of each Series’ securities transactions and all other books and records as BNY is required to maintain pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided hereunder.

13.  Term of Agreement.

(I)         This Agreement shall be effective on the date first written above and, unless terminated pursuant to its terms, shall continue until 11:59 PM on the date which is the third anniversary of such date (the “Initial Term”), at which time this Agreement shall terminate, unless renewed in accordance with the terms hereof.

(II)       This Agreement shall automatically renew for successive terms of one (1) year each (each, a “Renewal Term”), unless the Fund or BNY gives written notice to the other party of its intent not to renew and such notice is received by the other party not less than ninety (90) days prior to the expiration of the Initial Term or the then-current Renewal Term (a “Non-Renewal Notice”). In the event a party provides a Non-Renewal Notice, this Agreement shall terminate at 11:59 PM on the last day of the Initial Term or Renewal Term, as applicable.

(III)      If a party materially breaches this Agreement (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party ("Breach Notice"), and if such material breach shall not have been remedied within thirty (30) days after the Breach Notice is given, then the Non Defaulting Party may terminate this Agreement by giving written notice of termination to the Defaulting Party ("Breach Termination Notice"), in which case this Agreement shall terminate as of 11:59 PM on the 30th day following the date the Breach Termination Notice is given, or such later date as may be specified in the Breach Termination Notice (but not later than the last day of the Initial Term or then-current Renewal Term, as appropriate). In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

(IV)     Notwithstanding any other provision of this Agreement, a party may in its sole discretion terminate this Agreement immediately by sending notice thereof to the other party upon the happening of any of the following: (i) the other party commences as debtor any case or proceeding under any bankruptcy, insolvency or similar law, or there is commenced against the other party any such case or proceeding; (ii) the other party commences as debtor any case or proceeding seeking the appointment of a receiver, conservator, trustee, custodian or similar official for the other party or any substantial part of its property or there is commenced against the other party any such case or proceeding; (iii) the other party makes a general assignment for the benefit of creditors; or (iv) the other party admits in any recorded medium, written, electronic or otherwise, its inability to pay its debts as they come due. A party may exercise its termination right under this Section 13(IV) at any time after the occurrence of any of the foregoing events notwithstanding that such event may cease to be continuing prior to such exercise, and any delay in exercising this right shall not be construed as a waiver or other extinguishment of that right.

Any exercise by a party of its termination right under this Section 13(IV) shall be without any prejudice to any other remedies or rights available to such party and shall not be subject to any fee or penalty, whether monetary or equitable. Notwithstanding the provisions of Section 19, notice of termination under this Section 13(IV) shall be considered given and effective when given, not when received.

14.  Amendment.

This Agreement may not be amended, changed or modified in any manner except by a written agreement executed by BNY and the Fund to be bound thereby, and authorized or approved by such Fund’s Board.

15.  Assignment; Subcontracting.

(I)         This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable or delegable by any Fund without the written consent of BNY, or by BNY without the written consent of the affected Fund. For the avoidance of doubt, transfer of this Agreement to a successor entity resulting from the merger or reorganization of a Fund shall not constitute an assignment hereunder.

(II)      Notwithstanding the foregoing: (i) BNY may assign or transfer this Agreement to any BNY Affiliate or transfer this Agreement in connection with a sale of a majority or more of its assets, equity interests or voting control, provided that BNY gives the Funds thirty (30) days’ prior written notice of such assignment or transfer and such assignment or transfer does not impair the provision of services under this Agreement in any material respect, and the assignee or transferee agrees to be bound by all terms of this Agreement in place of BNY; (ii) BNY may subcontract with, hire, engage or otherwise outsource to any BNY Affiliate with respect to the performance of any one or more of the functions, services, duties or obligations of BNY under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall not relieve BNY of any of its duties or liabilities hereunder it being understood that BNY shall be responsible for the compensation of such BNY Affiliate; (iii) BNY may subcontract with, hire, engage or otherwise outsource to an unaffiliated third party with respect to the performance of any one or more of the functions, services, duties or obligations of BNY under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall (A) require the prior written consent of the Fund and (B) limit BNY’s liability such that BNY shall only be liable for failure to reasonably select such unaffiliated third party, and BNY shall have no liability for any acts or omissions to act of such unaffiliated third party; and (iv) BNY, in the course of providing certain additional services requested by a Fund, including but not limited to, Typesetting, Money Market Fund, or eBoard Book services (“Vendor Eligible Services”) as further described in Schedule I, may in its sole discretion, enter into an agreement or agreements with a financial printer, or electronic services provider (“Vendor”) to provide BNY with the ability to generate certain reports or provide certain functionality. BNY shall not be obligated to perform any of the Vendor Eligible Services unless an agreement between BNY and the Vendor for the provision of such services is then-currently in effect, and shall only be liable for the failure to reasonably select the Vendor. Upon request, BNY will disclose the identity of the Vendor and the status of the contractual relationship, and a Fund is free to attempt to contract directly with the Vendor for the provision of the Vendor Eligible Services.

(III)     As compensation for the Vendor Eligible Services rendered by BNY pursuant to this Agreement, the Fund will pay to BNY such fees as may be agreed to in writing by the Fund and BNY. In turn, BNY will be responsible for paying the Vendor’s fees. For the avoidance of doubt, BNY anticipates that the fees it charges hereunder will be more than the fees charged to it by the Vendor, and BNY will retain the difference between the amount paid to BNY hereunder and the fees BNY pays to the Vendor as compensation for the additional services provided by BNY in the course of making the Vendor Eligible Services available to the Fund.

(IV)     BNY shall notify the Funds promptly following the execution of any agreement that would result in, or would be expected to result in, a change of control of BNY; provided that such information is publicly available information and that BNY makes such information available to its clients generally.

(IV)     Any purported assignment or transfer in violation of this Section 15 will be voidable at the option of the other party.

16.  Governing Law; Consent to Jurisdiction.

This Agreement shall be construed in accordance with the laws of the State of New York, without regard to conflict of laws principles thereof. Each Fund hereby consents to the jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder, and waives to the fullest extent permitted by law its right to a trial by jury.

17.  Severability.

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations shall not in any way be affected or impaired thereby, and if any provision is inapplicable to any person or circumstances, it shall nevertheless remain applicable to all other persons and circumstances.

18.  No Waiver.

Each and every right granted to BNY or the Funds hereunder or under any other document delivered hereunder or in connection herewith, or, after giving effect to the provisions of this Agreement, allowed it by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of BNY or a Fund to exercise, and no delay in exercising, any right will operate as a waiver thereof, nor will any single or partial exercise by BNY or a Fund of any right preclude any other or future exercise thereof or the exercise of any other right.

19.  Notices.

All notices, requests, consents and other communications pursuant to this Agreement in writing shall be sent as follows:

if to a Fund, at

Baillie Gifford ETF Trust

780 Third Avenue, 43rd Floor

New York, New York 10017

with a copy to:

Baillie Gifford ETF Trust

Calton Square

1 Greenside Row

Edinburgh, EH1 3AN

Attention: North American Shareholder Services team

if to BNY, at

The Bank of New York Mellon

240 Greenwich Street

New York, New York 10286

Attention: ETF Operations

with a copy to:

The Bank of New York Mellon

240 Greenwich Street

New York, New York 10286

Attention: Legal Dept. – Asset Servicing

or at such other place as may from time to time be designated in writing. Notices hereunder shall be effective upon receipt.

20.  Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original; but such counterparts together shall constitute only one instrument.

21.  Several Obligations.

The parties acknowledge that the obligations of the Funds hereunder are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.

22.  Confidentiality.

(I) Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”). Confidential Information shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of a Fund or BNY and their respective subsidiaries and affiliated companies; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords a Fund or BNY a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential. Notwithstanding the foregoing, information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law; (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is Fund information provided by BNY in connection with an independent third party compliance or other review; (h) is released in connection with the provision of services under this Agreement; or (i) has been or is independently developed or obtained by the receiving party. If either party is required to disclose Confidential Information as a result of a court order, subpoena or similar legal duress, then that party may disclose such Confidential Information, provided that the disclosing party, if not prohibited from doing so, shall undertake reasonable efforts to give the other party prompt prior written notice upon its receipt of any such order or subpoena and provided further that failure to provide such notice shall not give rise to any liability. The provisions of this Section 22 shall survive termination of this Agreement for a period of one (1) year after such termination.

(II) The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Group”). The BNY Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Solely in connection with the Centralized Functions, (i) the Fund consents to the disclosure of and authorizes BNY to disclose information regarding the Fund (“Customer-Related Data”) to the

BNY Group and to its third-party service providers who are subject to substantially similar confidentiality obligations to those in this Section 22 with respect to such information and (ii) BNY may store the names and business contact information of the Fund’s employees and representatives on the systems or in the records of the BNY Group or its service providers. The BNY Group may aggregate Customer-Related Data with other data collected and/or calculated by the BNY Group, and notwithstanding anything in this Agreement to the contrary the BNY Group will own all such aggregated data, provided that the BNY Group shall not distribute the aggregated data in a format that identifies Customer-Related Data with a particular customer or the Fund or where the Fund can be identified . The Fund confirms that it is authorized to consent to the foregoing.

(III) During the term of the Agreement, BNY will implement and maintain an information security program (“ISP”) with written policies and procedures reasonably designed to protect the confidentiality and integrity of the Funds’ Confidential Information provided to BNY in accordance with this Agreement and when in BNY’s possession or under BNY’s control (“Customer Data”). The ISP will include administrative, technical and physical safeguards, appropriate to the type of Customer Data concerned, reasonably designed to: (i) maintain the integrity, confidentiality and availability of Customer Data; (ii) protect against anticipated threats or hazards to the security or integrity of Customer Data; (iii) protect against unauthorized access to or use of Customer Data that could result in substantial harm or inconvenience to Customer or its clients, and (iv) provide for secure disposal of Customer Data. BNY’s program is dynamic and may be modified to address technological changes or changes in the threat landscape, BNY’s business activities or other factors. BNY reserves the right to modify the ISP at any time, provided that BNY shall not diminish the overall level of protection this rider is intended to provide.

23. Limitations and liabilities of the Trustees and Several Obligations of the Series.

A copy of the Declaration of Trust of each Fund is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Funds as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees individually but are binding only upon the assets and property of the applicable Series. BNY acknowledges and agrees that any obligations and liabilities of the Funds or any Series arising hereunder shall not be binding upon any of the shareholders, Trustees, officers or employees of the Funds, as provided in the Funds’ charter documents, and that, to the extent the Trustees are regarded as entering into this Agreement, they do so only in their capacity as trustees and not individually. BNY further acknowledges and agrees that it shall look solely to the property of the applicable Fund or Series for the performance of any obligation or liability of such Fund or Series hereunder.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers and their seals to be hereunto affixed, all as of the latest date set forth below.

BAILLIE GIFFORD ETF TRUST, on behalf of each Fund identified on Exhibit A attached hereto

By:
Name:

Title:

Date:

THE BANK OF NEW YORK MELLON

By:
Name:

Title:

Date:

EXHIBIT A

Baillie Gifford ETF Trust

Series

1.	Baillie Gifford International Concentrated Growth Equities Fund

2.	Baillie Gifford U.S. Equity Growth Fund

3.	Baillie Gifford Long Term Global Growth Fund

4.	Baillie Gifford Emerging Markets Equities Fund

5.	Baillie Gifford International Alpha Fund

EXHIBIT B

I,       [Name]                       , of Baillie Gifford ETF Trust, a Massachusetts business trust (the “Fund”), do hereby certify that:

The following individuals serve in the following positions with the Fund, and each has been duly elected or appointed by the Board of the Fund to each such position and qualified therefor in conformity with the Fund’s Organizational Documents, and the signatures set forth opposite their respective names are their true and correct signatures. Each such person is designated as an Authorized Person under the Fund Administration and Accounting Agreement dated as of ___________________, 2025, between the Fund and The Bank of New York Mellon.

Name	Position	Signature

SCHEDULE I

Schedule of Services

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